Mail Stop 3561

April 9, 2010

Greg Henslee
Chief Executive Officer and Co-President
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, Missouri 65802

> **Re:** **O'Reilly Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2010**
> **File No. 000-21318**

Dear Mr. Henslee:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 25

Results of Operations, page 27

2009 Compared to 2008, page 27

1. Please expand your disclosure to discuss whether increases in sales are attributable to increases in prices, to increases in the volume or amount of goods or services being sold, or to the introduction of new products or services. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Contractual Obligations, page 35

2. Please consider revising your contractual obligations table to include estimated interest payments on all of your long-term debt through maturity. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments due to the variable nature of the interest payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to understanding your cash requirements. For example, consider disclosing the amounts borrowed as of your fiscal year-end, interest rate and maturity terms, and historical interest expense recognized during the periods presented.

3. If your operating leases obligate you to pay certain tax, insurance and maintenance expenses, please include a note to the table to specify that the operating lease obligations figure do not include such items. Provide a context for the reader to understand the impact of these items on your total operating lease obligations.

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Consolidated Financial Statements, page 48

Note 1 – Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 48

4. We note that you record sales net of estimated return allowances. Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with an

offsetting credit to cost of sales. Please also clarify why there are no amounts reflected in the deductions column for fiscal years 2007 and 2009 of your Schedule II rollforward.

Goodwill and Other Intangible Assets, page 49

5. You disclose that you operate as one reporting unit and test goodwill for impairment at the consolidated level. Please tell us if the executive management team, which we assume represents your chief operating decision maker function, regularly reviews the performance of individual stores or stores by geographic region. Please explain to us the nature of individual store or regional data, if any, provided in the review packages provided to your CODM. Please also explain to us how management allocates resources on individual store opening, expansions and closures.

Note 2 – Business Combination, page 53

6. We note that you made several purchase price allocation adjustments between your preliminary allocation as of December 31, 2008 and the final allocation as of June 30, 2009. Please note that the allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. While the purchase price allocation period usually should not exceed one year, a one-year allocation period cannot be automatically assumed to apply to any business combination. Accordingly, please explain in sufficient detail how the final allocation adjustments you made should be reflected as adjustments to the purchase price rather than as an expense on your statement of operations.   In other words, explain what information you were awaiting in order to finalize the purchase price. Also, tell us how you determined your inventory adjustment was not a post-acquisition period impairment expense.

7. We note that you accrued amounts for legal fees related to the ongoing SEC and DOJ investigations as part of your CSK purchase price allocation. Please address the following items:

   - Tell us how you estimated the costs of future legal costs as of the date of the final purchase price allocation and why you believe that amount is reasonable. Considering you are able to reasonably estimate associated legal fees related to the DOJ and SEC matters, explain in further detail why you are not able to reasonably estimate the costs, or a range of costs, to resolve these matters.

   - Tell us why you believe the $20.7 million remaining accrual at year end is reasonable.

8. We note that you recorded goodwill in an amount in excess of the purchase price of CSK. Tell us the interactive process that you and the seller went through in arriving at the purchase price. Please also explain to us how you determined the existence and fair value of items, other than goodwill, to which the purchase price was allocated. Lastly, please tell us and disclose the business rationale that led you to pay such a large premium over the fair value of the net assets acquired. See ASC 805-10-50-2.

9. Based on our review of your CSK acquisition Form S-4 and your page 54 disclosures, it appears that outstanding unexercised CSK stock options, whether vested or unvested, were automatically converted into vested options to acquire O'Reilly common stock at the acquisition date and that other unvested CSK share-based awards, such as restricted stock, were exchanged for O'Reilly common shares based on the exchange ratio. Please confirm that the related amount included in your purchase price allocation represents the fair value of the replacement stock options and awards net of the portion of the fair value attributable to future vesting requirements, if any. Also tell us how your treatment complies with ASC 718-20-35-6 which indicates that exchanges of share options or other equity instruments or changes to their terms in conjunction with a business combination are modifications. If you did not recognize compensation expense related to these exchanges, please confirm that the fair values of the new awards did not exceed the fair values of the original awards.

Note 4 – Long-term Debt and Capital Leases, page 58

10. We note you determined that the market rate of your 6 ¾% Exchangeable Senior Notes without the conversion feature was 5.93% when applying the guidance of FASB ASC 470. Please tell us in sufficient detail how you derived this rate, why it is less than the stated rate, and why your retroactive application of this guidance does not appear to have impacted historical interest expense. Also, please help us understand the nature and terms of the embedded put option discussed at the top of page 60. In doing so, contrast it with the embedded call option and advise us the extent to which the fair value of each option offsets the other at the issuance date. We may have further comment.

Item 12. Security Ownership of Certain Beneficial Owners and Management …, page 73

11. We note your disclosure that the "information required by Item 201(d) of Regulation S-K regarding [your] equity compensation plans will be included in the Proxy Statement under the caption "Securities Authorized for Issuance Under Equity Compensation Plans …;" however, we were unable to locate this disclosure in your proxy statement. Please revise or advise.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 7

12. Your disclosure in the second paragraph under this heading suggests that you may have only listed the current directorships of your directors and director nominees. Item 401(e) of Regulation S-K recently was amended and now requires that you also disclose directorships held at any time during the past five years. Please revise your disclosure in the second paragraph to give effect to the recent amendment to Item 401(e) and, if necessary, update the table under his heading to reflect any directorships held during the past five years by each of your directors and director nominees in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, naming such company. Please refer to Part II.B of Release No. 33-9089 and Item 401(e)(2) of Regulation S-K.

Information Concerning Our Board of Directors, page 11

Committees of the Board, page 12

Compensation Committee, page 12

13. We note your disclosure in the second paragraph under this heading that your compensation committee (1) "has the authority to retain consultants and advisors as it may deem appropriate in its discretion" and (2) "… has engaged outside advisors and consultants in the past and will do so in the future in order to achieve its goal of attracting and retaining executive officers who contribute to the long-term success of the Company." Please note that Item 407(e)(3) of Regulation S-K also recently was amended. Please confirm that your compensation committee did not engage any consultants during your recently completed fiscal year for which disclosure under Item 407(e)(3) of Regulation S-K would have been required.

Compensation of Executive Officers, page 16

Change in Control Agreements, page 24

14. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive

officer's termination or change in control of the company. Please refer to Section VI of Securities Act Release 33-8732A.

Certain Relationships and Related Transactions, page 25

15. Please provide the disclosure required by Item 404(b) of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director